PARAMOUNT RESOURCES LTD.

Calgary, Alberta

November 4, 2009

NEWS RELEASE:	PARAMOUNT RESOURCES LTD. COMPLETES PREVIOUSLY ANNOUNCED EQUITY OFFERINGS

Paramount Resources Ltd. (“Paramount”) has completed its previously announced equity offerings of (i) 500,000 “flow-through” common shares issued at a price of $18.75 per share for gross proceeds of $9,375,000 which will be used by Paramount to incur eligible Canadian Exploration Expenses and (ii) 4,500,000 common shares issued at a price of $15.00 per share for gross proceeds of $67,500,000 which will be used to fund Paramount’s ongoing capital expenditure program, to repay indebtedness and for general corporate purposes.  The shares were sold through a syndicate of Canadian underwriters led by BMO Capital Markets.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada.  Paramount's common shares are listed on the Toronto Stock Exchange under the symbol "POU".

This news release contains forward-looking statements with respect to the use of proceeds from the equity offerings. Although Paramount believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on them because Paramount can give no assurance that such expectations will prove to be correct. Factors that could cause actual results to differ materially from those set out in the forward looking statements include general economic, business and market conditions, industry conditions, and the ability of Paramount’s management to execute its business plan. Paramount undertakes no obligation to update our forward-looking statements except as required by law.

For further information, please contact:

J.H.T. (Jim) Riddell, President and Chief Operating Officer

B.K. (Bernie) Lee, Chief Financial Officer

Paramount Resources Ltd.

4700 Bankers Hall West

888  3rd Street SW

Calgary, Alberta T2P 5C5

Phone: (403) 290-3600

Fax:     (403) 262-7994